China Digital TV Announces Unaudited First Quarter 2009 Results

BEIJING, China, May 12, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2009.

Highlights for First Quarter 2009

•
China Digital TV shipped approximately 2.38 million smart cards during the first quarter, an increase of 3.3% from the corresponding period in 2008. The Company cumulatively had shipped over 25 million smart cards to customers as of the end of the first quarter of 2009.

•	According to market data collected by the Company, China Digital TV entered into 4 out of a total of 7 new contracts to install CA systems in China in the first quarter of 2009.

•	Net revenues in the first quarter were US$14.3 million, close to the high-end of Company guidance.

•	Diluted earnings per ADS (one ADS representing one ordinary share) in the first quarter were US$0.13.

“Similar to the experience of other companies in China’s CA industry, the first quarter was a challenging one for China Digital TV because of the weak economic environment and seasonality. Despite these challenges, we achieved net revenues of US$14.3 million, close to the high-end of our guidance, signed four out of seven new contracts available in the market, and strengthened our market leading position,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer.

“Given the current uncertain business conditions in our industry, we remain conservative about our near-term growth prospects. However, we are confident that our smart card shipments will see modest growth in 2009 based on recent customer feedback. For the long term, we are optimistic because the government-backed TV digitalization project will continue to benefit us and the various value-added service applications we have been investing in should drive future growth.” Mr. Zhu continued.

Mr. Zhu noted that the Company continues to actively explore growth opportunities by investing in advanced content protection technologies, promising value-added services for digital television, as well as initiating the sale of CA systems to overseas markets.

China Digital TV’s chief financial officer, Mr. Mason Xu, commented, “To better position ourselves in this difficult economy, we continue to take initiatives to improve operating efficiency by restructuring our organization to make it more streamlined and cost-efficient, enhancing executive supervision over day-to-day operations and managing headcount expansion. These efforts have begun to pay off in the form of better controlled operating expenses as evidenced in our results for the quarter.”

First Quarter 2009 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the first quarter of 2009, China Digital TV had net revenues of US$14.3 million, a decrease of 17.0% from the first quarter of 2008 and a decrease of 15.0% from the fourth quarter of 2008. The year-over-year decrease in net revenues was primarily due to decreases in the revenues from smart cards and related products and from head-end system integration. The quarter-over-quarter decrease was largely due to seasonality and decline in revenue from head-end system integration business.

Revenue Breakdown
	2009 Q1	2008 Q4	2008 Q1
	( in U.S. dollars in thousands)
Products
Smart Cards	13,518	15,351	15,785
Set-top boxes and others	14	71	37
Subtotal	13,532	15,422	15,822
Services
Head-end system integration	439	873	855
Head-end system development	47	89	155
Licensing income	260	323	350
Royalty income	120	164	185
Subtotal	866	1,449	1,545
Total revenues	14,398	16,871	17,367

Revenues from smart cards and related products were US$13.5 million in the first quarter of 2009, a decrease of 14.5% from the corresponding period of 2008 and a decrease of 12.3% from the fourth quarter of 2008. Sales of smart cards and related products accounted for 94.0% of total revenues for the quarter, up from 91.4% in the fourth quarter of 2008. The year-over-year decrease was primarily due to the decreases in the average selling price (“ASP”) of smart cards in the past year, which was partially offset by a slight increase in the volume of smart card shipments. The quarter-over-quarter decrease was primarily due to the decrease in the volume of shipment of smart cards in the first quarter of 2009. The Company has historically experienced lower smart card sales in the first quarter of a year, as customers typically defer their major purchasing decisions during such quarter due to the Chinese Lunar New Year holiday and an annual trade fair for the television broadcasting industry in the PRC that takes place in March every year.

In the first quarter of 2009, out of the Company’s approximately 204 existing operator customers, 158 bought smart cards from the Company, compared with 162 in the fourth quarter of 2008. Revenues from the top five customers accounted for 35.4% of total revenues in the first quarter of 2009, compared to 30.4% in the fourth quarter of 2008.

Revenues from services were US$0.9 million in the first quarter of 2009, a decrease of 43.9% from the corresponding period in 2008 and a decrease of 40.2% from the fourth quarter of 2008. Service revenues accounted for 6.0% of total revenues for the quarter. The year-over-year and quarter-over-quarter decreases were primarily due to declines in system integration revenues as fewer head-end CA systems were installed by the Company for customers during the period.

Gross profit in the first quarter of 2009 was US$11.1 million, a decrease of 20.5% from the corresponding period of 2008 and a decrease of 17.3% from the fourth quarter of 2008. Gross margin was 77.4% in the first quarter of 2009, compared to 80.9% in the corresponding period in 2008 and 79.6% in the fourth quarter of 2008.

The year-over-year decline in gross margin was mainly due to the decrease in the ASP of smart cards. The quarter-over-quarter decline in gross margin was primarily due to a decrease in the margin of the head-end system integration business, which generated significantly lower revenues, while related cost of revenues remained relatively flat in the first quarter of 2009.

In the first quarter of 2009, the ASP for smart cards decreased by 2.0% compared to the fourth quarter of 2008. The unit cost for smart cards in the first quarter decreased by 1.7% compared to the fourth quarter due to a decrease in non-chip related costs.

Operating expenses for the first quarter of 2009 were US$4.8 million, an increase of 32.4% from the first quarter of 2008 and a decrease of 15.5% from the fourth quarter of 2008.

●
Research and development expenses in the first quarter were US$1.9 million, an increase of 32.3% from the corresponding period of 2008 and in line with the corresponding expenses for the fourth quarter of 2008. The year-over-year increase was mainly due to increases in both headcount and average salary, driven by the investment in content protection technology and VAS.

●
Sales and marketing expenses for the first quarter of 2009 were US$1.5 million, an increase of 46.4% from the corresponding period of 2008 and a decrease of 9.7% from the fourth quarter of 2008. The year-over-year increase was mainly due to increases in both headcount and average salary. The quarter-over-quarter decrease was primarily due to reduced activities and traveling expenses associated with seasonality of our sales and marketing operations.

●
General and administrative expenses for the first quarter of 2009 were US$1.4 million, an increase of 19.8% from the corresponding period of 2008 and a decrease of 33.9% from the fourth quarter of 2008. The year-over-year increase was mainly due to increases in both headcount and average salary. The quarter-over-quarter decrease was mainly due to decreases in professional service fees and bad debt expense. In the first quarter, the Company also recognized a US$0.36 million reimbursement from its ADR bank.

Income from operations in the first quarter was US$6.3 million, a 39.2% decrease from the corresponding period of 2008 and an 18.6% decrease from the fourth quarter of 2008.

Operating margin, defined as income from operations divided by net revenue, in the first quarter of 2009 was 43.8%, compared to 59.8% in the corresponding period of 2008 and 45.7% in the fourth quarter of 2008.

Income tax expenses in the first quarter of 2009 were US$0.5 million, compared to income tax expenses of US$1.3 million in the corresponding period of 2008 and income tax benefits of US$1.6 million in the fourth quarter of 2008. For the first quarter and throughout 2009, the Company expects to be subject to a 7.5% preferential tax rate per relevant PRC taxation regulations.

Net income in the first quarter of 2009 was US$7.6 million, a decrease of 33.6% from the corresponding period of 2008 and a decrease of 38.0% from the fourth quarter of 2008.

Non-GAAP net income, defined as net income excluding certain non-cash expenses, including share-based compensation expenses and amortization related to business acquisitions, in the first quarter of 2009 was US$8.0 million, a decrease of 32.3% from the corresponding period of 2008 and a decrease of 36.7% from the fourth quarter of 2008.

As of March 31, 2009, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months totaling US$209.5 million. Operating cash flow in the first quarter of 2009 was approximately US$2.3 million.

Business Outlook

Based on information available on May 12, 2009, China Digital TV expects smart card shipments for the second quarter of 2009 to be in the range of 2.35 million to 2.55 million. Net revenues for the second quarter of 2009 are expected to be in the range of US$14.5 million to US$15.5 million, representing a year-over-year decrease in the range of 20% to 25%. Based on internal sales projections, the Company remains confident that the second half of 2009 will see meaningful increases in smart card shipments compared to the first half of 2009.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, May 12, 2009 Eastern Standard Time (8:00 a.m. on Wednesday, May 13, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-700-6979
International:	+1-617-213-8836
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on May 12, 2009 and 10:00 p.m. on May 19, 2009 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	63892592

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2009 and full year 2009 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn .

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279-0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.9504
Email: che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31, 2009	December 31, 2008	March 31, 2008
Revenues:
Products	$13,532	$15,422	$15,822
Services	866	1,449	1,545
Total revenues	14,398	16,871	17,367
Business taxes	(80)	(28)	(126)
Net revenue	14,318	16,843	17,241

Cost of Revenues:
Products	(2,663)	(3,050)	(2,624)
Services	(569)	(390)	(664)
Total Cost of Revenues	(3,232)	(3,440)	(3,288)
Gross Profit	11,086	13,403	13,953

Operating expenses:
Research and development expenses	(1,904)	(1,915)	(1,439)
Selling and marketing expenses	(1,528)	(1,693)	(1,044)
General and administrative expenses	(1,387)	(2,097)	(1,158)
Total Operating Expenses	(4,819)	(5,705)	(3,641)

Income from operations	6,267	7,698	10,312

Interest income	1,713	2,604	2,379
Other income /(expense)	28	328	-
Income before income tax	8,008	10,630	12,691
Income tax benefits / (expenses)
Income tax-current	(488)	2,054	(1,345)
Income tax-deferred	27	(480)	35
Net income before net (loss)income from equity investments	7,547	12,204	11,381
Net income(loss) from equity investments	9	(11)	4
Net income	7,556	12,193	11,385
Less：Net income attributable to noncontrolling interest	4	5	-
Net Income attributable to China Digital TV Holding Co., Ltd	$7,560	$12,198	$11,385

Net income per share:
Basic ordinary shares	$0.13	$0.22	$0.20
Diluted ordinary shares	$0.13	$0.21	$0.19

Weighted average shares used in computation:
Basic ordinary shares	57,332,914	56,272,562	57,296,932
Diluted ordinary shares	58,479,390	57,613,559	61,082,377

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

ASSETS	March 31,	December 31,
	2009	2008
Current assets:
Cash and cash equivalents	$132,924	$202,947
Restricted cash	24	24
Bank deposit maturing over three months	76,539	68,887
Accounts receivable, net	13,592	12,509
Inventories, net	3,076	4,014
Prepaid expenses and other current assets	5,790	3,974
Deferred costs-current	319	326
Deferred income taxes - current	224	201
Total current assets	232,488	292,882
Property and equipment, net	2,013	1,880
Intangible assets, net	1,688	1,854
Goodwill	498	499
Long-term investments-equity method investments	446	437
Long-term investment - held to maturity security	7,749	-
Deferred costs-non-current	301	338
Deferred income taxes - non-current	90	86
Total assets	245,273	297,976

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	174	1103
Accrued expenses and other current liabilities	5,828	7,888
Deferred revenue - current	3,947	3,704
Payable to shareholders	-	57,210
Income tax payable	621	1088
Total current liabilities	10,570	70,993
Deferred revenue-non-current	849	957
Total Liabilities	11,419	71,950

Equity:
Shareholders’equity:
Ordinary shares	29	29
Additional paid-in capital	156,184	154,643
Statutory reserve	10,184	10,184
Accumulated profit	60,470	52,910
Accumulated other comprehensive income	6,427	6,696
Total Shareholders’ equity	233,294	224,462
Noncontrolling interest	560	1,564
Total equity	233,854	226,026

TOTAL LIABILITIES AND EQUITY	$245,273	$297,976

Reconciliation of Non-GAAP Measures

Non-GAAP net income excludes certain non-cash expenses, including share-based compensation expenses and amortization of acquired intangible assets. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash expenses that may not be indicative of our operating performance from a cash perspective. We believe that both management and investors benefit from referring to this additional information in assessing our performance and when planning and forecasting future periods.

	For the three months ended
	March 31, 2009	December 31, 2008	March 31, 2008

Net Income - GAAP	$7,560	$12,198	$11,385

Share-based compensation	376	386	382
Amortization related to business acquisition	99	103	99

Net Income - Non-GAAP	$8,035	$12,687	$11,866